

August 7, 2012

<u>Via E-mail</u>
Sean Macdonald
Chief Executive Officer
Leatt Corporation
50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road
Durbanville, Western Cape, South Africa, 7441

> **Re:** **Leatt Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed July 25, 2012**
> **File No. 000-54693**

Dear Mr. Macdonald:

We have reviewed your response to our prior comment letter to you dated July 2, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 2 and reissue in part. Please also revise to either include a complete image or delete the incomplete image on page 6. In addition, please provide a description explaining the graphics.

<u>Overview of Our Business, page 4</u>

2. We note disclosure in the fourth paragraph that your products are manufactured in China and you utilize outside consultants and its employees to ensure product quality. Please revise to state here whether you provide any warranties regarding your products. If applicable, please revise your "Risk Factors" section.

Our Industry and Market Trends, page 6

Off-Road Motorcycle Market, page 6

3. We note your response to our prior comment 4 and Annex A that you have provided in your response to us. Annex A appears illegible, and we are unable to confirm that the information included in the annex supports the industry and market share information included in your filing. Please provide us with a legible copy of the report you cited in this section and in the Competition section.

We may not be able to receive certain industry certifications and accreditation, page 25

4. Please revise to describe the FIA accreditation standard as it is inappropriate to cross-reference your disclosure to another document. Also, the referenced link to the standard does not appear to be available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 29

5. We note your response and revised disclosure in response to our prior comment 37. We continue to believe that your results of operations disclosure of revenues could be made more useful by providing information similar to that provided on page 9 of your business section where you discuss not only the total number of units sold per year, but also changes in specific products. Please consider incorporating the break-out of units sold for significant products in the revenue table and incorporating an explanation of changes into your discussion on related revenues (for example, the impact of changes in units sold of DBX bicycles braces and STX street braces).

Revenue Recognition, page F-6

6. We note your response to our prior comment 18. Please tell us whether products may also be returned from distributors in the event a distributor relationship is terminated by the distributor. Also please tell us the payment terms for distributors including whether payment is still due to the company in situations where products have not yet been sold to the end customer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via e-mail
Dawn Bernd-Schulz, Esq.
Blank Rome LLP